EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
June 30, 2022

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
Expressed in US $000’s except share amounts

		As at
		June 30, 2022	December 31, 2021
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	3,350,781	2,502,992
Marketable securities	4	3,604,010	5,265,101
Trade and other receivables, net	5	238,723	192,209
Merchant cash advances, loans and related receivables, net	6	537,790	470,722
Income taxes receivable	15	13,213	5,023
Other current assets		113,247	103,273
		7,857,764	8,539,320
Long-term assets
Property and equipment, net		114,207	105,526
Right-of-use assets, net	7	224,555	196,388
Intangible assets, net		133,129	138,496
Deferred tax assets	15	44,763	48,369
Equity and other investments ($1,016,122 and $3,412,166, carried at fair value)	4	1,993,867	3,955,545
Goodwill	8	379,345	356,528
		2,889,866	4,800,852
Total assets		10,747,630	13,340,172
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		419,408	456,688
Income taxes payable	15	4,125	13,505
Deferred revenue	5	254,007	216,792
Lease liabilities	7	25,668	15,748
		703,208	702,733
Long-term liabilities
Deferred revenue	5	159,405	162,932
Lease liabilities	7	254,417	246,776
Convertible senior notes	9	912,137	910,963
Deferred tax liabilities	15	1,335	183,427
		1,327,294	1,504,098
Commitments and contingencies	7, 11
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 1,180,931,290 and 1,139,544,920, issued and outstanding; unlimited Class B restricted voting shares authorized, 81,933,630 and 119,426,670 issued and outstanding; 1 Founder share authorized, 1 and nil issued and outstanding (1)(2)	13	8,244,560	8,040,099
Additional paid-in capital		221,858	161,074
Accumulated other comprehensive loss	14	(9,117)	(5,974)
Retained earnings		259,827	2,938,142
Total shareholders’ equity		8,717,128	11,133,341
Total liabilities and shareholders’ equity		10,747,630	13,340,172
(1) Prior period share amounts have been adjusted to reflect the ten-for-one share split ("Share Split") effected in June 2022. See Note 13 for details.
(2) As a result of the implementation of the updated governance structure in June 2022, Class B multiple voting shares are now described as Class B restricted voting shares.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(unaudited)
Expressed in US $000’s, except share and per share amounts

		Three months ended		Six months ended
		June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	Note	$	$	$	$
Revenues
Subscription solutions		366,443	334,237	711,204	654,918
Merchant solutions		928,620	785,208	1,787,482	1,453,174
		1,295,063	1,119,445	2,498,686	2,108,092
Cost of revenues
Subscription solutions		85,238	63,027	162,783	121,409
Merchant solutions		554,183	435,558	1,042,624	807,107
		639,421	498,585	1,205,407	928,516
Gross profit		655,642	620,860	1,293,279	1,179,576
Operating expenses
Sales and marketing		326,902	201,910	630,273	388,133
Research and development		346,667	183,557	650,328	359,443
General and administrative		129,901	77,966	237,989	145,068
Transaction and loan losses		42,380	17,986	62,873	28,592
Total operating expenses		845,850	481,419	1,581,463	921,236
(Loss) income from operations		(190,208)	139,441	(288,184)	258,340
Other (expense) income, net
Interest income		12,505	3,092	18,694	5,922
Interest expense	9	(869)	(870)	(1,743)	(1,743)
Net realized gain on equity and other investments	4	1,461	—	123,783	—
Net unrealized (loss) gain on equity and other investments	4	(1,018,478)	777,749	(2,695,920)	2,028,693
Foreign exchange loss		(2,661)	(97)	(7,737)	(2,353)
Total other (expense) income, net		(1,008,042)	779,874	(2,562,923)	2,030,519
(Loss) income before income taxes		(1,198,250)	919,315	(2,851,107)	2,288,859
(Provision for) recovery of income taxes	15	(5,657)	(40,222)	172,792	(151,321)
Net (loss) income		(1,203,907)	879,093	(2,678,315)	2,137,538

Net (loss) income per share attributable to shareholders(1):
Basic	16	$(0.95)	$0.71	$(2.12)	$1.73
Diluted	16	$(0.95)	$0.69	$(2.12)	$1.68

Weighted average shares used to compute net (loss) income per share attributable to shareholders(1):
Basic	16	1,262,011,665	1,245,475,010	1,261,069,535	1,238,991,770
Diluted	16	1,262,011,665	1,274,750,630	1,261,069,535	1,270,753,524

Other comprehensive loss
Unrealized loss on cash flow hedges	14	(11,774)	(3,733)	(3,084)	(7,439)
Tax effect on unrealized loss on cash flow hedges	14	2,244	990	(59)	1,972
Total other comprehensive loss		(9,530)	(2,743)	(3,143)	(5,467)
Comprehensive (loss) income		(1,213,437)	876,350	(2,681,458)	2,132,071
(1) Prior period share and per share amounts have been adjusted to reflect the Share Split effected in June 2022. See Note 13 for details.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

		Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income $	Retained Earnings $	Total $
	Note	Shares(1)	Amount $
As at December 31, 2020		1,225,288,710	6,115,232	261,436	8,770	15,285	6,400,723
Adjustment related to the adoption of ASU 2020-06, Debt		—	—	(158,810)	—	8,198	(150,612)
As at January 1, 2021		1,225,288,710	6,115,232	102,626	8,770	23,483	6,250,111
Exercise of stock options		3,497,300	35,681	(12,756)	—	—	22,925
Stock-based compensation		—	—	69,156	—	—	69,156
Vesting of restricted share units		2,687,110	66,113	(66,113)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $7,742, net of tax of $2,790	13	11,800,000	1,543,958	—	—	—	1,543,958
Net income and comprehensive income for the period		—	—	—	(2,724)	1,258,445	1,255,721
As at March 31, 2021		1,243,273,120	7,760,984	92,913	6,046	1,281,928	9,141,871
Exercise of stock options		2,689,580	31,828	(11,463)	—	—	20,365
Stock-based compensation		—	—	81,958	—	—	81,958
Vesting of restricted share units		1,671,700	45,012	(45,012)	—	—	—
Net income and comprehensive income for the period		—	—	—	(2,743)	879,093	876,350
As at June 30, 2021		1,247,634,400	7,837,824	118,396	3,303	2,161,021	10,120,544
(1) Prior period share amounts have been adjusted to reflect the Share Split effected in June 2022. See Note 13 for details.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Retained Earnings $	Total $
	Shares(1)	Amount $
As at December 31, 2021	1,258,971,590	8,040,099	161,074	(5,974)	2,938,142	11,133,341
Exercise of stock options	1,055,130	10,707	(4,421)	—	—	6,286
Stock-based compensation	—	—	117,989	—	—	117,989
Vesting of restricted share units	1,339,300	100,072	(100,072)	—	—	—
Net loss and comprehensive loss for the period	—	—	—	6,387	(1,474,408)	(1,468,021)
As at March 31, 2022	1,261,366,020	8,150,878	174,570	413	1,463,734	9,789,595
Exercise of stock options	316,540	3,085	(1,534)	—	—	1,551
Stock-based compensation	—	—	139,419	—	—	139,419
Vesting of restricted share units	1,182,360	90,597	(90,597)	—	—	—
Issuance of the Founder share	1	—	—	—	—	—
Net loss and comprehensive loss for the period	—	—	—	(9,530)	(1,203,907)	(1,213,437)
As at June 30, 2022	1,262,864,921	8,244,560	221,858	(9,117)	259,827	8,717,128
(1) Prior period share amounts have been adjusted to reflect the Share Split effected in June 2022. See Note 13 for details.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
Expressed in US $000’s

		Six months ended
		June 30, 2022	June 30, 2021
	Note	$	$
Cash flows from operating activities
Net (loss) income for the period		(2,678,315)	2,137,538
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Amortization and depreciation		33,073	30,463
Stock-based compensation		257,408	151,114
Amortization of debt offering costs	9	1,174	1,171
Provision for transaction and loan losses		32,073	14,855
Deferred income tax (recovery) expense		(180,405)	128,344
Revenue related to non-cash consideration	5	(53,665)	(18,121)
Net loss (gain) on equity and other investments	4	2,612,133	(2,028,693)
Unrealized foreign exchange loss		15,940	1,451
Changes in operating assets and liabilities:
Trade and other receivables		(55,657)	(27,406)
Merchant cash advances, loans and related receivables		(97,290)	(188,083)
Other current assets		(10,891)	(16,497)
Non-cash consideration received in exchange for services	5	(76,726)	(192,300)
Accounts payable and accrued liabilities		(39,095)	(10,162)
Income taxes receivable and payable		(19,049)	6,753
Deferred revenue		87,353	207,787
Lease assets and liabilities		(5,788)	3,890
Net cash (used in) provided by operating activities		(177,727)	202,104
Cash flows from investing activities
Purchase of marketable securities		(2,033,099)	(4,149,857)
Maturity of marketable securities		3,689,564	2,437,951
Purchase of equity and other investments	4	(569,649)	(401,874)
Acquisitions of property and equipment		(28,489)	(13,451)
Acquisition of businesses, net of cash acquired		(30,008)	—
Net cash provided by (used in) investing activities		1,028,319	(2,127,231)
Cash flows from financing activities
Proceeds from public equity offerings, net of issuance costs	13	—	1,541,168
Proceeds from the exercise of stock options		7,837	43,290
Net cash provided by financing activities		7,837	1,584,458
Effect of foreign exchange on cash and cash equivalents		(10,640)	1,742
Net increase (decrease) in cash and cash equivalents		847,789	(338,927)
Cash and cash equivalents – Beginning of Period		2,502,992	2,703,597
Cash and cash equivalents – End of Period		3,350,781	2,364,670

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities		18,288	13,253
Lease liabilities arising from obtaining right-of-use assets		40,887	12,207
Acquired property and equipment remaining unpaid		6,950	2,264
Cash paid for income taxes, net		25,332	15,838
Cash paid for interest		575	712

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
1.Nature of Business

Shopify Inc. ("Shopify" or the "Company") was incorporated as a Canadian corporation on September 28, 2004. Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for simplicity and reliability, while delivering a better shopping experience for consumers everywhere. The Company's software enables merchants to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

Founded in Ottawa, Canada, the Company's principal place of business is the internet.

2.Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.
These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars ("USD") and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), including the applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.
In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of its financial position, results of operations and comprehensive (loss) income, changes in shareholders' equity and cash flows for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statement and notes thereto for the year ended December 31, 2021. The condensed consolidated balance sheet at December 31, 2021 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.
The interim results for the three and six months ended June 30, 2022 are not necessarily indicative of the results expected for the full fiscal year.

3.Significant Accounting Policies

There have been no material changes to the Company’s significant accounting policies during the three and six months ended June 30, 2022, as compared to the significant accounting policies described in the Company’s annual consolidated financial statements for the year ended December 31, 2021.

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates made by management. Significant estimates, judgments and assumptions in these condensed consolidated financial statements include: key judgments related to revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants; estimates of expected credit losses related to financial assets measured at amortized cost, including contract balances and merchant cash advances and loans; inputs used to fair

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

value acquired intangible assets; inputs used to fair value equity and other investments in private companies and debt securities, as well as estimates and judgments involved in applying the measurement alternative, including the Company's assessment to evaluate whether an investment is impaired through analyzing market conditions, business results and other qualitative measures and to measure the amount of that impairment, when applicable, by developing certain key assumptions, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability; probabilities of achieving performance milestones associated with non-cash revenue consideration from strategic partnerships; estimates involved in evaluating the recoverability of the Company's right-of-use assets and leasehold improvements, including, but not limited to, the estimated useful lives of right-of-use assets and leasehold improvements; the incremental borrowing rate applied to lease payments; and the probability and amount of loss contingencies.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, equity and other investments, debt securities and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company notes that its exposure to collectibility risk by customers impacted by the Russian invasion of Ukraine is financially immaterial. The Company has mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada ("EDC"), a wholly-owned corporation of the Government of Canada, who is AAA rated as at June 30, 2022. The Company’s policies cover certain merchant cash advances and loans, subject under certain policies to minimum claim requirements and regional restrictions. The Company pays EDC a monthly premium based on total eligible dollars advanced, and records this as general and administrative expense in the condensed consolidated statements of operations and comprehensive (loss) income. All policies include a deductible set at either a specified dollar loss threshold or calculated as a percentage of eligible advances issued. After considering the Company’s deductible and the insurer's maximum liability under the policies, the majority of the Company's gross outstanding balance of merchant cash advances and loans as at June 30, 2022 is covered. The receivable related to insurance recoveries, if any, is included in the merchant cash advances, loans and related receivables balance. The Company mitigates the risks associated with its equity and other investments and debt securities through its diligence process performed prior to investing. The Company has a high concentration of credit risk associated with a small number of equity and other investments that are impacted by fluctuations in their fair values or by observable changes or impairments. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Foreign Exchange Risk

The Company's results of operations and foreign currency assets and liabilities are exposed to foreign currency fluctuations.

While the majority of the Company's revenues, cost of revenues, and operating expenses are denominated in USD, a significant portion are denominated in foreign currencies. Due to offering Shopify Payments, subscriptions, and other billings to select countries in local currency, a significant proportion of revenue transactions are denominated in British pound sterling ("GBP"), Euros ("EUR"), and Canadian dollars ("CAD"). Furthermore, as the Company's operations continue to be heavily weighted in CAD and as

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

operations continue to expand internationally, a significant proportion of operating expenses are also incurred in these foreign currencies.

The following table summarizes the effects on revenues, cost of revenues, operating expenses, and (loss) income from operations of a 10% strengthening(1) of all foreign currencies the Company transacts in versus the USD without considering the impact of the Company's hedging activities and factoring in any potential changes in demand for the Company's solutions as a result of fluctuations in exchange rates:

	Six months ended
	June 30, 2022			June 30, 2021
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger Rates (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger Rates (3) $
Revenues	2,498,686	31,920	2,530,606	2,108,092	27,287	2,135,379
Cost of revenues	(1,205,407)	(22,773)	(1,228,180)	(928,516)	(18,559)	(947,075)
Operating expenses	(1,581,463)	(54,867)	(1,636,330)	(921,236)	(38,118)	(959,354)
(Loss) income from operations	(288,184)	(45,720)	(333,904)	258,340	(29,390)	228,950
(1) A 10% weakening of the foreign currencies versus the USD would have an equal and opposite impact on the Company's revenues, cost of revenues, operating expenses and (loss) income from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in foreign exchange rates relative to the USD.
(3) Represents the outcome that would have resulted had the foreign exchange rates relative to the USD in those periods been 10% stronger than they actually were, excluding the impact of our hedging program and without factoring in any potential changes in demand for the Company's solutions as a result of changes in exchange rates.

Although foreign currency fluctuations associated with revenues and costs may partially offset one another in earnings, the Company uses foreign exchange derivative products to mitigate a portion of the remaining exposure of foreign currency fluctuations as discussed in note 4. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

4.Financial Instruments

Debt Securities

The Company holds certain debt securities that are classified as held-to-maturity at the time of purchase as the Company has both the positive intent and ability to hold to maturity. The fair value of corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

The Company also holds debt securities in the form of convertible notes in private companies presented within equity and other investments on the condensed consolidated balance sheets. These debt securities are classified as available-for-sale for which the Company has elected to apply the fair value option. The fair values were determined based on binomial pricing models for which the Company was required to develop its own assumptions, including the underlying entities' valuations.

The following tables summarize debt securities by significant investment classification:

	As at June 30, 2022
	Carrying Value
	Cash Equivalents	Marketable Securities	Equity and Other Investments	Fair Value
Level 1:
U.S. term deposits	—	740,000	—	742,323
U.S. federal bonds and agency securities	—	610,346	—	608,826
Canadian federal bonds and agency securities	72,819	690,116	50,000	813,056
Corporate bonds and commercial paper	190,238	—	—	190,238
	263,057	2,040,462	50,000	2,354,443
Level 2:
Corporate bonds and commercial paper	—	1,563,548	—	1,563,059
Level 3:
Convertible notes in private companies	—	—	215,400	215,400
	263,057	3,604,010	265,400	4,132,902
The fair values of marketable securities above include accrued interest of $8,173, which is excluded from the carrying amounts. The accrued interest is included in trade and other receivables in the condensed consolidated balance sheets. Additional accrued interest of $8,080 recognized on the convertible notes in private companies is included in the carrying amount and fair value above.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

	As at December 31, 2021
	Carrying Value
	Cash Equivalents	Marketable Securities	Equity and Other Investments	Fair Value
Level 1:
Corporate bonds and commercial paper	267,953	—	—	268,090
U.S. term deposits	—	900,000	—	901,689
U.S. federal bonds and agency securities	—	680,436	—	681,629
Canadian federal bonds and agency securities	50,138	1,215,646	—	1,268,139
	318,091	2,796,082	—	3,119,547
Level 2:
Corporate bonds and commercial paper	—	2,469,019	—	2,475,051
Level 3:
Convertible notes in private companies	—	—	205,878	205,878
	318,091	5,265,101	205,878	5,800,476
The fair values above include accrued interest of $13,067, which is excluded from the carrying amounts. The accrued interest is included in trade and other receivables in the condensed consolidated balance sheets. Additional accrued interest of $4,000 recognized on the convertible notes in private companies is included in the carrying amount and fair value above.

All cash equivalents and marketable securities mature within one year of the condensed consolidated balance sheet date.

In the three and six months ended June 30, 2022, unrealized losses associated with the Company's convertible notes in private companies of $21,244 and $31,058, respectively, were recorded within "net unrealized (loss) gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income. Additionally, interest income of $2,167 and $4,207 was recorded within "interest income" in the condensed consolidated statement of operations and comprehensive (loss) income.

Equity Investments with Readily Determinable Fair Values

The Company holds equity investments in public companies that were obtained through a combination of direct investment and strategic partnerships.

Equity investments with readily determinable fair values are comprised of:

	June 30, 2022			December 31, 2021
	Level 1	Level 3	Total	Level 1	Level 3	Total
Affirm Holdings, Inc.	$366,575	$—	$366,575	$2,041,126	$—	$2,041,126
Global-E Online Ltd.	331,336	99,317	430,653	741,775	423,387	1,165,162
Other	3,494	—	3,494	—	—	—
	$701,405	$99,317	$800,722	$2,782,901	$423,387	$3,206,288

In the three and six months ended June 30, 2022, $46,916 and $134,956, respectively, were transferred from Level 3 to Level 1 due to the vesting of warrants associated with an investment in a strategic partnership (June 30, 2021 - $nil and $nil). The equity investments categorized as Level 3 in the fair value hierarchy represent Global-E unvested warrants that require the application of a discount for lack of marketability which was 13% at June 30, 2022 (December 31, 2021 - 15%).

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Adjustments related to equity and other investments with readily determinable fair values for the three and six months ended June 30, 2022 and 2021 were as follows:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Balance, beginning of the period	1,659,840	1,435,446	3,206,288	—

Adjustments related to equity and other investments with readily determinable fair values:
Investments received not tied to services(1)	—	—	105,268	—
Investments received as non-cash consideration in exchange for services	—	—	29,577	—
Purchases of equity and other investments	14	—	42	—
Net unrealized (losses) gains	(859,132)	746,219	(2,540,453)	2,023,513
Transfers from measurement alternative (2)(3)	—	192,378	—	350,530
Balance, end of the period	800,722	2,374,043	800,722	2,374,043
(1) During the six months ended June 30, 2022, certain private investments were acquired by third-party investors resulting in the deemed sale of equity and other investments in the period and the receipt of shares in certain public companies. Any resulting realized gains or losses were presented as "net realized gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income.
(2) Effective January 13, 2021, the Company's investment in Affirm no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.
(3) Effective May 12, 2021, the Company's investment in Global-E no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.

Equity Investments without Readily Determinable Fair Values

The carrying value of equity investments in private companies without readily determinable fair values are:

	June 30, 2022	December 31, 2021
	$	$
Total initial value	1,047,790	539,221
Cumulative gross unrealized gains	43,983	38,880
Cumulative gross unrealized losses and impairment	(164,028)	(34,722)
Total carrying value of equity and other investments without readily determinable fair values (1)	927,745	543,379
(1) As at June 30, 2022, two investments in private companies represent $674,328 (December 31, 2021 - $348,278) of the total carrying value of equity and other investments without readily determinable fair values.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Adjustments related to equity and other investments without readily determinable fair values for the three and six months ended June 30, 2022 and 2021 were as follows:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Balance, beginning of the period	1,035,157	195,504	543,379	173,454

Adjustments related to equity and other investments without readily determinable fair values:
Purchases of equity and other investments	30,690	387,622	483,107	594,174
Investments received as non-cash consideration in exchange for services	—	—	47,149	—
Gross unrealized gains	4,204	31,530	9,896	31,902
Sales of equity and other investments(1)	—	—	(13,480)	—
Transfers to readily determinable fair values (2)(3)	—	(192,378)	—	(350,530)
Gross unrealized losses and impairments(4)	(142,306)	—	(142,306)	(26,722)
Balance, end of the period	927,745	422,278	927,745	422,278
(1) During the six months ended June 30, 2022, certain private investments were acquired by third-party investors resulting in the deemed sale of equity and other investments in the period. Any resulting realized gains or losses were presented as "net realized gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income.
(2) Effective January 13, 2021, the Company's investment in Affirm no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.
(3) Effective May 12, 2021, the Company's investment in Global-E no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.
(4) The Company applied certain valuation methods based on information available, including the market approach and option pricing models in order to quantify the level of impairment. This required the Company to develop certain key assumptions, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability. Non-public information, made available to the Company from investee companies, was supplemented with estimates such as volatility, expected time to liquidity and the rights and obligations of the securities the Company holds.

As at June 30, 2022, included in the total $927,745 of equity and other investments without readily determinable fair values, $402,366 was remeasured at fair value and was classified within Level 3 of the fair value measurement hierarchy on a non-recurring basis.

Derivative Instruments and Hedging

As at June 30, 2022, the Company held foreign exchange forward contracts and options for USD, GBP and CAD with a total notional value of $632,334 (December 31, 2021 - $586,547), to fund a portion of its operations. The foreign exchange forward contracts and options have maturities of twelve months or less. The fair value of foreign exchange forward contracts and options was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

Derivative Instruments Designated as Hedges

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program, the Company has entered into foreign exchange forward contracts and options with certain financial institutions and designated those hedges as cash flow hedges. The Company is hedging cash flows associated with payroll and facility costs.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The fair values of outstanding derivative instruments were as follows:

	June 30, 2022	December 31, 2021
	$	$
Level 2:
Foreign exchange forward contracts and options assets (classified in other current assets)	2,008	1,824
Foreign exchange forward contract liabilities (classified in accounts payable and accrued liabilities)	7,103	5,926

Unrealized gains and unrealized losses related to changes in the fair value of foreign exchange forward contracts and options designated as cash flow hedges were as follows:

	June 30, 2022	June 30, 2021
	$	$
Unrealized gains	298	10,404
Unrealized losses	(7,103)	(1,503)
Total net unrealized (losses) gains	(6,805)	8,901

These unrealized gains and losses were included in accumulated other comprehensive income (loss), other current assets, and accounts payable and accrued liabilities on the condensed consolidated balance sheet. These amounts are expected to be reclassified into earnings over the next twelve months.

Realized losses and realized gains related to the maturity of foreign exchange forward contracts and options designated as cash flow hedges were as follows:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Realized (losses) gains in cost of revenues	(178)	453	(272)	852
Realized (losses) gains in operating expenses	(3,415)	8,872	(6,379)	17,627
	(3,593)	9,325	(6,651)	18,479

Derivatives Instruments Not Designated as Hedges

During the first quarter of 2022, the Company entered into a commodity swap contract with a producer to fund renewable energy production and to obtain renewable energy certificates. The contract guarantees the producer a minimum price per megawatt hour with any differences between market prices and this minimum price being settled in cash between the producer and the Company on a monthly basis. The Company's maximum commitment over the life of the 10 year contract is $11,617.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

5.Contract Balances

When revenue is recognized, the Company records a receivable that is included in trade and other receivables on the condensed consolidated balance sheet. Trade receivables and unbilled revenues, net of allowance for credit losses, were as follows:

	June 30, 2022	December 31, 2021	January 1, 2021
	$	$	$
Unbilled revenues, net	91,360	86,795	50,073
Indirect taxes receivable	76,504	39,142	45,961
Trade receivables, net	49,111	40,342	13,449
Other receivables	13,575	12,863	3,706
Accrued interest	8,173	13,067	7,563
	238,723	192,209	120,752

Unbilled revenues represent amounts not yet billed to merchants related to subscription fees for Plus merchants, transaction fees and shipping and fulfillment charges, as at the condensed consolidated balance sheet date.

The allowance for credit losses reflects the Company's best estimate of probable losses inherent in the unbilled revenues and trade receivables accounts. The Company determined the provision based on known troubled accounts, historical experience, supportable forecasts of collectibility and other currently available evidence.

Activity in the allowance for credit losses was as follows:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Allowance, beginning of the period	7,031	8,380	6,944	6,041
Provision for credit losses related to uncollectible receivables	3,231	1,480	4,580	5,133
Write-offs	(1,406)	(3,435)	(2,668)	(4,749)
Allowance, end of the period	8,856	6,425	8,856	6,425

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Changes in total deferred revenue were as follows:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Balance, beginning of the period	434,283	137,142	379,724	128,815
Deferral of revenue	69,622	233,853	168,459	260,754
Recognition of deferred revenue	(90,493)	(52,514)	(134,771)	(71,088)
Balance, end of the period	413,412	318,481	413,412	318,481

Current portion			254,007	183,160
Long term portion			159,405	135,321
			413,412	318,481

The opening balances of total current and long-term deferred revenue were $107,809 and $21,006, respectively, as of January 1, 2021.

As at June 30, 2022, the long-term deferred revenue, excluding non-cash consideration received, will be recognized ratably over the remaining terms of the contracts with the customers, which range from 2 to 5 years.

The Company has received non-cash consideration in the form of equity investments in exchange for services to be rendered as part of strategic partnerships. As the Company is required to provide referral services and other services to support the partners' merchant offerings over the period of the performance obligations, revenue is deferred and recognized over time on a ratable basis over the expected terms of the contracts. Within total deferred revenue outlined above, non-cash consideration represents a significant portion of the balance as at June 30, 2022. The table below summarizes the gross changes in deferred revenue associated with this non-cash consideration received for the three and six months ended June 30, 2022 and 2021.

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Balance, beginning of the period	281,219	18,865	230,574	20,896
Non-cash consideration received in exchange for services	—	192,300	76,726	192,300
Revenue recognized related to non-cash consideration	(27,584)	(16,090)	(53,665)	(18,121)
Balance, end of the period	253,635	195,075	253,635	195,075

Current portion			110,639	72,278
Long term portion			142,996	122,797
			253,635	195,075

The Company will recognize this revenue ratably over the remaining terms of the respective strategic partnership service agreements, which range from 3 to 7 years.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
6.Merchant Cash Advances, Loans and Related Receivables

	June 30, 2022	December 31, 2021	January 1, 2021
	$	$	$
Merchant cash advances receivable, gross	444,395	439,289	218,840
Related receivables	—	—	819
Allowance for credit losses related to uncollectible merchant cash advances receivable	(46,784)	(38,264)	(15,816)
Loans receivable, gross	149,025	72,751	43,644
Allowance for credit losses related to uncollectible loans receivable	(8,846)	(3,054)	(2,764)
Merchant cash advances, loans and related receivables, net	537,790	470,722	244,723

Merchant Cash Advances

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible merchant cash advances receivable:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Allowance, beginning of the period	41,765	18,920	38,264	15,816
Provision for credit losses related to uncollectible merchant cash advances receivable	13,023	9,702	22,755	15,425
Merchant cash advances receivable charged off, net of recoveries	(8,004)	(2,052)	(14,235)	(4,671)
Allowance, end of the period	46,784	26,570	46,784	26,570

Loans

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible loans receivable:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Allowance, beginning of the period	3,986	2,744	3,054	2,764
Provision for credit losses related to uncollectible loans receivable	5,701	984	7,467	1,208
Loans receivable charged off, net of recoveries	(841)	(381)	(1,675)	(625)
Allowance, end of the period	8,846	3,347	8,846	3,347

The following table presents the delinquency status of the principal amount of merchant loans by year of origination. The delinquency status is determined based on the number of days past the expected or contractual repayment date for which the Company anticipates to receive the amounts outstanding. The "current" category represents balances that are within 29 days of the contractual repayment dates, or within 29 days of the expected repayment date.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

	June 30, 2022
	Year of origination
	2022	2021	Total	Percent
Current	$135,274	$7,438	$142,712	95.8%
30-59 Days	1,025	381	1,406	0.9%
60-89 Days	284	561	845	0.6%
90-179 Days	820	510	1,330	0.9%
180+ Days	1,320	1,412	2,732	1.8%
Total	$138,723	$10,302	$149,025	100.0%

	December 31, 2021
	Year of origination
	2021	2020	Total	Percent
Current	$69,350	$—	$69,350	95.3%
30-59 Days	1,114	—	1,114	1.5%
60-89 Days	419	—	419	0.6%
90-179 Days	576	—	576	0.8%
180+ Days	1,292	—	1,292	1.8%
Total	$72,751	$—	$72,751	100.0%

The Company maintains an internal monitoring list related to its outstanding loans. A merchant's ability and willingness to repay the financing receivables outstanding under the program is analyzed for a variety of factors that include, but are not limited to: current or expected age of the financing, merchant subscription or financing status, merchant GMV trends and other changes to merchant credit profiles. The Company charges off receivables outstanding under the program when the merchant receivable is included on its internal monitoring list for a period of 90 consecutive days.

For certain Shopify Capital loans, there is a fixed maximum repayment term. For certain other Shopify Capital loans, the Company calculates an expected repayment date. Using the merchant's contractual or expected repayment date, the Company calculates an effective interest rate based on the merchant's expected future payment volume to determine how much of a merchant's repayment to recognize as revenue and how much to apply against the merchant's receivable balance. In the three and six months ended June 30, 2022, $8,797 and $14,705 (June 30, 2021 - $4,928 and $8,643), respectively, of revenue recognized as merchant solutions revenue required the application of an effective interest rate, per ASC 310.

7.Leases

The Company has office, commercial and warehouse leases in Canada, the United States, Singapore, Ireland and other countries in Europe and Asia. These leases have remaining lease terms of 1 year to 15 years, some of which include options to extend the leases for up to 10 years. All of the Company's leases are operating leases.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
The components of lease expense were as follows:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Operating lease expense	6,082	5,218	11,379	10,721
Variable lease expense, including non-lease components	3,686	2,910	5,974	6,172
Total lease expense	9,768	8,128	17,353	16,893

As at June 30, 2022, the weighted average remaining lease term is 11 years and the weighted average discount rate is 3.1% (December 31, 2021 - 11 years and 3.3%, respectively).

During the three and six months ended June 30, 2022, the Company terminated portions of leased office space consisting of leases recognized on the condensed consolidated balance sheet as well as future committed lease space. The terminations resulted in gains of $800 and $2,324, respectively, which is recorded as an offset within the total lease expense disclosed above.

Net sublease income for the three and six months ended June 30, 2022 was $811 and $1,550 (June 30, 2021 - $326 and $326), which is recorded as an offset within the total lease expense disclosed above.

Maturities of lease liabilities as at June 30, 2022 were as follows:

Fiscal Year	Offices $	Warehouses and Commercial Spaces $	Total $
Remainder of 2022	26,122	1,536	27,658
2023	36,696	5,319	42,015
2024	46,502	5,196	51,698
2025	50,237	4,887	55,124
2026	51,300	4,575	55,875
Thereafter	285,368	50,721	336,089
Total future minimum payments	496,225	72,234	568,459
Minimum payments related to variable lease payments, including non-lease components	(201,818)	(37,480)	(239,298)
Imputed interest	(44,675)	(4,401)	(49,076)
Total lease liabilities	249,732	30,353	280,085

Operating lease maturity amounts included in the table above do not include sublease proceeds expected to be received under our various sublease agreements with third parties. Under the agreements initiated with third parties, the Company expects to receive sublease proceeds of $1,653 in the remainder of 2022 and $18,458 thereafter.

8.Goodwill

The Company's goodwill relates to acquisitions of various companies including, but not limited to, 6 River Systems, Inc. ("6RS") which was acquired on October 17, 2019 and Donde Fashion, Inc. ("Donde") which was acquired on July 20, 2021.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
No goodwill impairment was recognized in the three and six months ended June 30, 2022 or in the year ended December 31, 2021.

The gross changes in the carrying amount of goodwill as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
	$	$
Balance, beginning of the period	356,528	311,865
Acquisition of Donde	—	37,567
Other acquisitions(1)	22,817	7,096
Balance, end of the period	379,345	356,528
(1) During the six months ended June 30, 2022 and the year ended December 31, 2021, the Company completed individually immaterial acquisitions that resulted in Goodwill being recognized.

9.Convertible Senior Notes

In September 2020, the Company issued $920,000 aggregate principal amount of 0.125% convertible senior notes due 2025 (the "Notes"). The net proceeds from the issuance of the Notes were $907,950 after deducting underwriting fees and offering costs.

The interest on the Notes is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. The Notes will mature on November 1, 2025, unless earlier redeemed or repurchased by the Company or converted pursuant to their terms.

The Notes have a conversion rate of 6.9440 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to a conversion price of approximately $144.01 per share, adjusted to give effect to the Share Split. The conversion rate is subject to adjustment following the occurrence of certain specified events, as set out or defined in the supplemental indenture governing the Notes. In addition, upon the occurrence of a make-whole fundamental change prior to the maturity date or upon our issuance of a notice of redemption, as set out or defined in the supplemental indenture governing the Notes, the Company will, in certain circumstances, increase the conversion rate by a number of additional Class A subordinate voting shares for a holder that elects to convert its Notes in connection with such make-whole fundamental change or during the relevant redemption period.

The Company accounts for the Notes as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Notes, less total offering costs, plus any amortization of offering costs. Total offering costs upon issuance of the Notes were $12,050 and are amortized to interest expense using the effective interest rate method over the contractual term of the Notes. Interest expense is recognized at an annual effective interest rate of 0.38% over the contractual term of the Notes.

The net carrying amount of the outstanding Notes was as follows:

	June 30, 2022	December 31, 2021
	$	$
Principal	920,000	920,000
Unamortized offering costs	(7,863)	(9,037)
Net carrying amount	912,137	910,963

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
The following table sets forth the interest expense recognized related to the outstanding Notes:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Contractual interest expense	281	284	569	572
Amortization of offering costs	588	586	1,174	1,171
Total interest expense related to the outstanding Notes	869	870	1,743	1,743

As at June 30, 2022, the estimated fair value of the Notes was approximately $772,092 (December 31, 2021 - $1,165,410). The estimated fair value was determined based on the last executed trade for the Notes of the reporting period in an over-the-counter market, which is considered as Level 2 in the fair value hierarchy.

10.Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at June 30, 2022 and December 31, 2021, the effective rate was 4.00% and 2.75%, respectively, and no cash amounts were drawn under this credit facility.

11.Commitments and Contingencies

Unconditional Purchase Obligations

The Company has entered into agreements where it commits to certain usage levels related to third-party services. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next five years, as at June 30, 2022, was $52,958.

Litigation and Loss Contingencies

From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters.

On December 1, 2021, five publishers of educational materials and two of their respective parent companies ("the Plaintiffs") filed a claim against the Company in the U.S. District Court for the Eastern District of Virginia for contributory and vicarious copyright infringement and contributory trademark infringement. The Plaintiffs allege that certain merchants who use the Company’s platform and services are engaged in the sale of pirated digital textbooks in violation of the Plaintiffs’ rights, and that the Company has not taken legally adequate steps to curb this alleged infringement. The Plaintiffs seek statutory damages for the alleged copyright infringement. Shopify filed its answer to the plaintiffs’ complaint on January 28, 2022. Shopify is unable to predict the ultimate resolution of the matter including the likelihood or magnitude of a possible eventual loss, if any, at this time. Shopify intends to defend the case.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
12.Related Parties

In January 2022, the Company entered a strategic partnership with a private company totaling $97,149, which is comprised of a $50,000 cash investment in the private company and the receipt of $47,149 in non-cash consideration to provide services for a duration of three years. A member of the Company's board of directors also serves as a director on the board of the aforementioned private company. For the three and six months ended June 30, 2022, the Company recognized revenue of $3,892 and $6,883, respectively, from the private company.

13.Shareholders’ Equity

Founder Share

On June 7, 2022, the Company's shareholders approved an update to the Company's governance structure pursuant to a plan of arrangement under the Canada Business Corporations Act (the "Arrangement"). Under the terms of the Arrangement, on June 9, 2022 the Company created a new class of share, designated as the Founder share, and issued such Founder share to Tobias Lütke. The Founder share provides Mr. Lütke with a variable number of votes that, when combined with the Class B multiple voting shares (which are now described as Class B restricted voting shares as a result of the Company's updated governance structure) beneficially owned by him, his immediate family and his affiliates, will represent 40% of the aggregate voting power attached to all of the Company's outstanding shares.

Share Split

On June 7, 2022, the Company's shareholders approved a ten-for-one split of the Company's Class A subordinate voting shares and Class B restricted voting shares. Each shareholder of record on June 22, 2022 received nine additional Class A subordinate voting shares and Class B restricted voting shares, as applicable, for every one share held, distributed after close of trading on June 28, 2022. All share and per share amounts presented herein have been retroactively adjusted to reflect the impact of the Share Split.

Public Offerings

In February 2021, the Company completed a public offering in which it issued and sold 11,800,000 Class A subordinate voting shares at a public offering price of $131.50 per share, adjusted to give effect to the Share Split. The Company received total net proceeds of $1,541,168 after deducting offering fees and expenses of $10,532.

Common Stock Authorized

The Company is authorized to issue an unlimited number of Class A subordinate voting shares, an unlimited number of Class B restricted voting shares and one Founder share. The Class A subordinate voting shares have one vote per share, the Class B restricted voting shares have 10 votes per share and the Founder share has a variable number of votes per share. The Class B restricted voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B restricted voting shares will also automatically convert into Class A subordinate voting shares in certain other circumstances. The Founder share cannot convert into either Class A subordinate voting shares or Class B restricted voting shares.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Stock-Based Compensation

As at June 30, 2022 there were 297,690,882 shares reserved for issuance under the Company's Stock Option Plan and Long Term Incentive Plan.

The following table summarizes the stock option and Restricted Share Unit ("RSU") award activities under the Company's share-based compensation plans for the six months ended June 30, 2022:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2021	11,538,665	34.52	5.67	1,190,972	—	8,438,183	107.63
Stock options granted	2,232,050	64.92	—	—	29.24	—	—
Stock options exercised	(1,371,670)	5.71	—	—	—	—	—
Stock options forfeited	(344,290)	82.10	—	—	—	—	—
RSUs granted	—	—	—	—	—	12,443,410	51.80
RSUs settled	—	—	—	—	—	(2,521,660)	75.61
RSUs forfeited	—	—	—	—	—	(1,106,642)	95.09
June 30, 2022	12,054,755	42.13	6.23	159,728	—	17,253,291	72.84

Stock options exercisable as of June 30, 2022	8,038,043	20.62	4.85	156,871
(1) As at June 30, 2022 1,857,510 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B restricted voting shares, 10,002,852 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares, and 194,393 of the outstanding stock options were granted under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's Class A subordinate voting shares as of June 30, 2022 and December 31, 2021.

As at June 30, 2022 the Company had issued 9,729 Deferred Share Units under its Long Term Incentive Plan.

In connection with the acquisition of 6RS, 1,220,800 Class A subordinate voting shares were issued with trading restrictions, adjusted to give effect to the Share Split. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at June 30, 2022, 610,400 of the Class A subordinate voting shares remained restricted.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table illustrates the classification of stock-based compensation expense in the condensed consolidated statements of operations and comprehensive (loss) income, which includes both stock-based compensation and restricted share-based compensation expense.

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Cost of revenues	2,359	1,637	4,426	3,152
Sales and marketing	17,173	9,671	31,896	18,524
Research and development	97,572	48,747	180,036	93,036
General and administrative	22,315	21,903	41,050	36,402
	139,419	81,958	257,408	151,114

14.Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the six months ended June 30, 2022 and 2021:

	Accumulated Other Comprehensive Income (Loss)
	Six months ended
	June 30, 2022	June 30, 2021
	$	$
Balance, beginning of the period	(5,974)	8,770

Other comprehensive (loss) income before reclassifications	(9,735)	11,040
Loss (gain) on cash flow hedges reclassified from accumulated other comprehensive income (loss) to earnings were as follows:
Cost of revenues	272	(852)
Sales and marketing	1,595	(4,734)
Research and development	3,150	(10,111)
General and administrative	1,634	(2,782)
Tax effect on unrealized loss (gain) on cash flow hedges	(59)	1,972
Other comprehensive loss, net of tax	(3,143)	(5,467)
Balance, end of the period	(9,117)	3,303

15.Income Taxes

The Company's provision for, or recovery of, income taxes is determined by applying the estimated annual effective tax rate to income or loss from recurring operations and adding the effects of any discrete income tax items specific to the period.

The Company updates its estimate of the annual effective tax rate each quarter and makes cumulative adjustments if its estimated annual tax rate changes. The Company’s effective tax rate may be subject to fluctuation during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as the mix of forecasted pre-tax earnings in the various jurisdictions in which the Company operates, valuation allowances against deferred tax assets, the recognition and derecognition of tax benefits related to uncertain tax positions, and changes in or the interpretation of tax laws in jurisdictions where the Company conducts business.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The Company had a provision for income taxes of $5,657 in the three months ended June 30, 2022, on account of earnings in jurisdictions outside of North America. The Company had a recovery of income taxes of $172,792 in the six months ended June 30, 2022 primarily as a result of the unrealized loss on equity and other investments.

During the three months ended March 31, 2022, the Company recorded a valuation allowance in Canada against its net deferred income tax assets, which arose due to the overall unrealized loss on the Company's equity and other investments.

The Company had a provision for income taxes of $40,222 and $151,321 in the three and six months ended June 30, 2021, respectively, as a result of the unrealized gain on equity and other investments, ongoing operations, other discrete items, primarily related to tax benefits for share-based compensation, the Company's ability to carry-back losses to prior years in Canada, and the recognition of deferred tax assets in Canada.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

16.Net Income per Share

The Company applies the two-class method to calculate its basic and diluted net income per share as Class A subordinate voting shares and Class B restricted voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Numerator:
Net (loss) income	$(1,203,907)	$879,093	$(2,678,315)	$2,137,538
After tax effect of debt interest(1)	—	639	—	1,281
Net (loss) income after tax effected debt interest	$(1,203,907)	$879,732	$(2,678,315)	$2,138,819

Denominator(2):
Basic weighted average number of shares outstanding	1,262,011,665	1,245,475,010	1,261,069,535	1,238,991,770
Weighted average effect of dilutive securities:
Stock options	—	17,700,442	—	19,194,116
Restricted share units	—	5,177,738	—	6,170,304
Convertible senior notes	—	6,388,480	—	6,388,480
Deferred share units	—	8,960	—	8,854
Diluted weighted average number of shares	1,262,011,665	1,274,750,630	1,261,069,535	1,270,753,524

Net (loss) income per share(2):
Basic	$(0.95)	$0.71	$(2.12)	$1.73
Diluted	$(0.95)	$0.69	$(2.12)	$1.68

Common stock equivalents excluded from income per diluted share because they are anti-dilutive(2):
Stock options	12,054,755	16,906	12,054,755	19,445
Restricted share units	17,253,291	8,992	17,253,291	9,344
Convertible senior notes	6,388,480	—	6,388,480	—
Deferred share units	9,729	—	9,729	—
	35,706,255	25,898	35,706,255	28,789
(1) When the Notes are dilutive, the after tax effect of debt interest is added back to net income to calculate diluted net income per share.
(2) Prior period share and per share amounts have been adjusted to reflect the Share Split effected in June 2022. See Note 13 for details.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

17.Subsequent Events

Deliverr Acquisition

On July 8, 2022, the Company completed the acquisition of 100 percent of the outstanding shares of Deliverr, Inc. ("Deliverr"), a company based in San Francisco, California, that provides fulfillment services to ecommerce retailers. By adding Deliverr's software, which includes machine learning and optimization technology, the Company intends to accelerate the development of Shopify Fulfillment Network. The transaction was valued at approximately $2,100,000, consisting of approximately $1,700,000 in net cash and $400,000 in Shopify Class A subordinate voting shares. Of the Shopify Class A subordinate voting shares, a portion will be allocated to the purchase price of the acquisition and a portion will be accounted for as stock-based compensation as it relates to post-combination services.

Equity Investment in Private Company

Consistent with the Company's ongoing strategic investments, the Company agreed to invest $100,000 in a private company. The investment is expected to close in the third quarter of 2022.